EXHIBIT 99.2

[To be sent with Press Release and Employee Q&A]

TO:	Centra Employees
FROM:	Leon Navickas
DATE:	October 06, 2005
SUBJECT:	Saba and Centra to Combine Businesses

I am delighted to inform you that Saba and Centra today signed a definitive agreement to combine businesses. The combined company will operate as Saba Software, Inc. Bobby Yazdani will continue as Saba Chairman and CEO. I will serve on the Saba Board of Directors.

As you may know, I've spent the past year exploring options for strengthening and growing Centra. Today, we have many strengths—our customers and strong customer relationships, our financial assets, a tremendous product line as well as incredibly dedicated and talented employees. Still, the effort and resources required to significantly grow our business on our own are high. Along with the Board of Directors and executive management team, I am convinced that combining with Saba is the best way for us to reclaim a leadership role at the center of our industry, while strengthening our company across the board.

In combining our businesses, we are bringing together the best collaborative learning and managed learning products, people and processes in the world. Together, we have 20 years of award-winning product innovation, over 500 employees and the best practices of our more than 1,100 enterprise customers worldwide.

Centra and Saba have been successful partners in the learning industry for years. With converging visions based on complementary technology, we believe ours is a winning combination that:

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Provides the industry’s FIRST COMPLETE enterprise learning solution. With a built-in, seamlessly integrated LMS/LCMS and Virtual Classroom, customers can get up and running faster and start transferring knowledge more quickly.

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Creates the LARGEST enterprise learning company in the world. Together, we will be a $100 million company serving many of the largest companies in the world—including 51 of the Fortune 100. We will have over 200 research & development professionals and over 180 professional services personnel committed to product innovations and customer service.

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Has the VISION and UNMATCHED RESOURCES to deliver a broader solution. This combination allows the new Saba to deepen its learning offering, while providing the talent and resources to continue building out a broader human capital management (HCM) solution.

It’s clear to me that the Saba-Centra combination is a good fit, and that the combined experience and vision of our two companies will result in valuable products and services that neither company could provide on its own.

I am immensely proud and grateful to all the people who worked to build this exceptional company. Your contributions make today’s announcement possible. Over the next three months, we will outline our vision for the combined company. We will do our best to make the transition a smooth one and to maintain an open dialog with each of you.

Attached please find today’s press release and a set of Employee Questions and Answers with more information. You will also find these documents and others at a special web site we set up for Centra employees, to help provide information and answer questions that may come up in the next three months:

•	Url: www.Centra-welcome.com
•	Group username: centra
•	Password: welcome

We will have a company meeting and Centra session today at 4:15 pm Eastern Time. I hope you can join me at the meeting to celebrate the news and begin our conversations about what this combination means to the Centra community.

I look forward to talking to you over the upcoming days and weeks, as this transaction unfolds and our two companies start to combine. Please stop by or call if you have any questions. Or contact anyone on the Centra management team for more information.

Regards,

Leon

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements about the mergers and regarding the timing of the closing of the mergers. These forward-looking statements involve important factors that could cause actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, unanticipated delays and difficulties in obtaining regulatory approvals and stockholder approvals, unanticipated delays and difficulties in satisfying the closing conditions to the mergers, and other risks. For a description of additional risks, and uncertainties, please refer to Centra’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the three months ended June 30, 2005, which are available at www.centra.com/investorrelations. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. Centra undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed mergers. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed mergers, the persons soliciting proxies in connection with the proposed mergers on behalf of Saba and Centra and the interests of those persons in the proposed mergers and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once the registration statement containing the joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed mergers and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.